Exhibit 99.1

Indonesia Energy Corporation Reports Progress on Drilling of K-29 Well

Company Also Announces Presentation at the 31st Annual EnerCom Energy Investment Conference on August 19

JAKARTA, INDONESIA AND DANVILLE, CA, August 13, 2026 - Indonesia Energy Corporation (NYSE American: INDO) (“IEC”), an oil and gas exploration and production company focused on Indonesia, today announced that its K-29 well, which was spudded on July 25, 2026, continues to drill ahead on schedule and has reached a depth of more than 2,500 feet.

The planned total depth of the well is approximately 3,400 feet. At approximately 3,000 feet, IEC expects to enter the targeted reservoir zone, after which IEC plans to conduct a coring job in the target zone. This is to determine the optimal stimulation method based on the rock’s natural characteristics for maintaining and enhancing the initial production of the well. Drilling will then proceed to the target depth, followed by wireline logging, casing and cementing, and perforation, before the well is finally prepared for production. This final phase is expected to take several additional weeks, and IEC plans to provide an update once all well operations are complete.

The following video provides an extensive look at the ongoing K-29 drilling operations: https://youtu.be/uLJytDh4PIo

Following the drilling and completion of K-29, IEC plans to commence drilling operations at the WK-5 wellsite as part of its ongoing Kruh Block drilling program. Preparatory operations at the WK-5 wellsite are progressing as planned. K-29 and WK-5 are each located within IEC’s 63,000-acre Kruh Block on the island of Sumatra.

IEC also announced that its President, Frank Ingriselli, will present at the 31st Annual EnerCom Energy Investment Conference on Wednesday, August 19, 2026, at 11:25 a.m. MDT at the Westin Denver Downtown.

IEC also expects to participate in an interview with Mr. Ingriselli during the conference and plans to make the interview available on the Company’s website as soon as practicable following the conference.

Mr. Ingriselli commented “We are very pleased that drilling at K-29 remains on schedule as we approach the targeted reservoir zone. We look forward to completing the well and then moving forward with drilling at WK-5 as we continue to execute our Kruh Block development program. We also look forward to meeting with investors at the EnerCom conference and sharing our progress and strategy. We believe our Indonesian assets offer significant development potential, and our focus remains on disciplined execution and creating long-term value for our shareholders.”

About Indonesia Energy Corporation Limited

Indonesia Energy Corporation Limited (NYSE American: INDO) is a publicly traded energy company engaged in the acquisition and development of strategic, high growth energy projects in Indonesia. IEC’s principal assets are its Kruh Block (63,000 acres) located onshore on the Island of Sumatra in Indonesia and its Citarum Block (195,000 acres) located onshore on the Island of Java in Indonesia. IEC is headquartered in Jakarta, Indonesia and has a representative office in Danville, California. For more information on IEC, please visit www.indo-energy.com.

Cautionary Statement Regarding Forward-Looking Statements

All statements in this press release and related statements of Indonesia Energy Corporation Limited (“IEC”) and its representatives and partners that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Acts”). In particular, the words “explore,” “could,” “estimates,” “seek,” “believes,” “hopes,” “understand,” “expects,” “intends,” “on-track”, “plans,” “anticipates,” “aim,” “goal,” “may” and similar conditional expressions related to the future are intended to identify forward-looking statements within the meaning of the Acts and are subject to the safe harbor created by the Acts. Any statements made in this news release, other than those of historical fact, about an action, event or development, are forward-looking statements. In this press release, forward-looking statements include, without limitation those related to the timing for, and results of, 2026 and other drilling activities at IEC’s Kruh Block as well as the price of oil, which changes daily and could lower over time. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of significant risks, uncertainties, and other factors, many of which are outside of the IEC’s control, that could cause actual results to materially and adversely differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth in the Risk Factors section of IEC’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed on April 29, 2026, and other filings with the Securities and Exchange Commission (SEC). Copies are of such documents are available on the SEC’s website, www.sec.gov and IEC’s website at https://ir.indo-energy.com/sec-filings/. IEC undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Company Contact:

Frank C. Ingriselli

President, Indonesia Energy Corporation Limited

Frank.Ingriselli@Indo-Energy.com